

Jared Broad · 2nd

Creating the Linux of Finance. Open-source, cloud quantitative-trading infrastructure.

Miami-Fort Lauderdale Area · **Contact info**

500+ connections

 **QuantConnect**

Experience

CEO / Founder
QuantConnect
Aug 2011 - Present · 11 yrs 2 mos
Greater New York City Area

QuantConnect democratizes tools for developing algorithmic trading strategies by providing free financial data and a powerful strategy simulator - reducing development time to minutes, and breaking open this profitable industry to the public. The best strategies raise investment through our marketplace. ...see more


Founder
STOCKTRACK.org
Aug 2009 - Aug 2011 · 2 yrs 1 mo

STOCKTRACK is automated trading technology, using a mix of cutting edge artificial intelligence and proprietary learning algorithms. We are backed by a private consortium of investors and launched on the NYSE in September, 2010. ...see more


Founder
Implementing Partners Consulting
Jan 2009 - May 2011 · 2 yrs 5 mos

International NGO Consulting group specialising in technology and construction assistance to meet donor requirements. Clients included UNHCR, UN Habitat, Caritas, Malteser International, Oxfam and Gearbulk. Our work can been seen in Chile, Haiti and multiple sites in Myanmar. ...see more

IT Expert
UN-HABITAT
Jun 2009 - Aug 2009 · 3 mos

Technology and Project Management Consultant assisting UN HABITAT start a new WASH project in the Myanmar Delta


Field/Logistics Officer
Malteser International
Jun 2008 - Dec 2008 · 7 mos

Field logistics officer for Cyclone Nargis Relief Effort, Myanmar. Managing local teams in sanitation, water supplies and reconstruction efforts. Designing logistics and project management software for implementation Myanmar-wide

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Education

BE (Hons), Biomedical Engineering
2003 - 2007
Activities and societies: ASTRO, Engineers for Social Responsibility, Spark Business Competition, Spark Aspire, Peace In Palestine.